UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)

EVINE Live Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

92047K-10-7

(CUSIP Number)

Annie M. Bortolot
President, Chief Executive Officer
GE Capital Equity Investments, Inc.
201 Merritt 7
Norwalk, CT 06851
(203) 956-3659

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 92047K-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GE Capital Equity Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92047K-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Disclaimed (see 11 below)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Disclaimed (see 11 below)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Beneficial ownership of all shares disclaimed by General Electric Company

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Not applicable (see 11 above)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 22 amends the Schedule 13D filed March 2, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”) and General Electric Company (“GE”) (each of GECEI and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of EVINE Live, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

General Electric Capital Corporation ceased to be a Reporting Person on December 2, 2015, following its merger with and into GE.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As previously disclosed, on August 14, 2015, GECEI and ASF Radio, L.P. (“ASF”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which GECEI agreed to sell 3,545,049 shares of Common Stock, all of the shares of the Company it owned, to ASF for $2.15 per share, in cash (an aggregate of $7,621,935.48), which represents the average trading price of the Common Stock for the five trading days preceding August 14, 2015.  ASF is an affiliate of Ardian, an independent private equity investment company.  On April 29, 2015, GECEI and ASF entered into a Consent and Amendment No. 1 to the Stock Purchase Agreement in order to correct certain references in the Stock Purchase Agreement.

The closing of the sale occurred on April 29, 2016.  In connection with the closing, GECEI entered into a letter agreement, dated as of April 29, 2016, with the Company and NBCUniversal Media, LLC (formerly NBC Universal, Inc.) (“NBC”), which terminated the Amended and Restated Shareholder Agreement, dated as of February 25, 2009, by and among the Company (formerly known as ValueVision Media, Inc.), GECEI and NBC.

Item 5.	Interest in Securities of the Issuer.

The following description of beneficial ownership gives effect to the closing of the sale of Common Stock pursuant to the Stock Purchase Agreement, as amended, described in Item 4 of this Amendment No. 22.

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 22, as of April 30, 2016, are incorporated herein by reference.  None of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 22, as of April 30, 2016, and (ii) Item 5(a) hereof are incorporated herein by reference.  None of the Reporting Persons, nor to their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock.

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(c)          During the past 60 days ending on and including April 30, 2016, no transactions were effected in the Common Stock by the Reporting Persons except as disclosed in Item 4 hereof and incorporated herein by reference.  To the knowledge of the Reporting Persons, none of the directors or executive officers of the Reporting Persons effected transactions in the Common Stock during the period described above.

(d)          Not applicable.

(e)          On April 29, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 22 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 53	Power of Attorney (General Electric Company) (filed herewith)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 3, 2016

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Karen Austin
	Name:	Karen Austin
	Title:	Authorized Signatory

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Attorney-in-fact

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Exhibit Index

Exhibit No.	Description

Exhibit 53	Power of Attorney (General Electric Company) (filed herewith)

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